UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GARMIN LTD.

(Exact name of registrant as specified in its charter)

Switzerland	001-41118
(State or other jurisdiction	(Commission
of incorporation or organization)	File Number)

Mühlentalstrasse 2 8200 Schaffhausen Switzerland	N/A
(Address of principal executive offices)	(Zip Code)

Joshua H. Maxfield, +41 52 630 1600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Garmin Ltd. ("Garmin") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and based upon reliance on guidance provided by the staff of the Securities and Exchange Commission on April 7, 2017, for the reporting period January 1, 2024 to December 31, 2024.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, Garmin is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Garmin Ltd. Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GARMIN LTD.

/s/ Joshua H. Maxfield
Date: May 28, 2025	Joshua H. Maxfield
Vice President and General Counsel